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FORM 10-C

Securities and Exchange Commission
Washington, DC  20549


Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.


EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:   NaPro BioTherapeutics, Inc.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: 6304 Spine Road, Unit A, Boulder, Colorado 80301

ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  (303) 530-3891

I.    Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security:  Common Stock
2.  Number of shares outstanding before the change:  7,726,776
3.  Number of shares outstanding after the change:  8,238,075
4.  Effective date of change:  September 15, 1995
5. Method of change: Conversion of outstanding convertible preferred stock; exercise of stock options

Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

Give brief description of transaction: pursuant to terms of outstanding preferred stock, holders converted or exchanged shares of preferred stock into a total of 642,669 shares of Common Stock during this period. Also includes 12,918 shares of Common Stock issued upon exercise of employee stock options. During this period, the Company repurchased 144,288 shares of Common Stock.


II. Change in Name of Issuer
1.  Name prior to change:
2.  Name after change:
3.  Effective date of charter amendment changing name:
4.  Date of shareholder approval of change, if required:



April 24, 1997     /s/ Gordon Link  (Vice President and Chief Financial Officer)
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DATE               OFFICER'S SIGNATURE AND TITLE